MGM Growth Properties LLC

6385 S. Rainbow Blvd., Suite 500

Las Vegas, Nevada 89118

April 15, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	MGM Growth Properties LLC

Registration Statement on Form S-11

File No. 333-210322

Dear Ms. Barros:

Reference is made to the Registration Statement on Form S-11 (No. 333-210322) of MGM Growth Properties LLC, a Delaware limited liability company (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2016 (as amended through the date hereof, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on April 19, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under a separate letter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Rod Miller at (212) 530-5022, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

MGM GROWTH PROPERTIES LLC

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer and Treasurer

[Signature Page to Company’s Acceleration Request]